Mail Stop 4561
									November 9, 2005

Mr. Kevin J. High
President
Cytation Corporation
251 Thames Street, No. 8
Bristol, RI 02809

      Re:	Cytation Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 814-00675

Dear Mr. High:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8. Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure

1. Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.
2. Please revise to disclose changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-B.

Financial Statements

Statements of Operations

3. Please advise us of the nature of the preferred stock dividend earned of $206,324. We did not note any preferred stock issued and outstanding during the periods presented based on the Statement of Changes in Stockholders` Equity (Deficit).

Note 2.  Summary of Significant Accounting Policies

4. Please disclose to us how the revenue recognition criteria set forth in SAB 101 and other accounting literature, as appropriate, are applied specifically to the recognition of revenue in your business.

Note 8.  Investment/Non-Cash Income

5. With respect to the recording of revenues for services performed in exchange for securities of Solomon Technologies, Inc. and Hydrogen
Technology Applications, Inc., please disclose to us the following for each investment:
a) The period over which services were performed;
b) The amount of revenue recognized and in what period(s);
c) The amount of related costs of revenue incurred, the period(s) in which the costs were incurred and the period(s) in which such expenses were recognized.
Finally, please explain the basis for you accounting treatment and how you considered EITF 00-8 in accounting for these transactions.

6. We note your disclosure that your investments are carried at cost basis. For each investment, please tell us how you determined the initial value of the securities received in exchange for services, how and with what frequency you evaluated such investments for changes in the fair value, and where in the income statement such unrealized gains and losses, if any, were recorded. Finally, please explain how you considered SFAS 115 in accounting for these securities.

7. Please address how you considered your right to receive 148,468 warrants of Hydrogen Technology Applications, Inc., as disclosed in the critical accounting policies section of MD&A, in determining the initial value or in subsequent adjustments to such value.


8. Please advise us of the following regarding the shares of Solomon
Technologies, Inc. and Hydrogen Technology Applications, Inc.:
a) The method(s), quantity and dates of disposition of the shares;
b) The fair value of the shares on such dates;
c) The gain(loss) recognized on such dispositions, if any;
d) How such dispositions are recorded in the financial statements. Please provide the requested information for the shares disposed of during 2004 as well as those disposed during the first two quarters of 2005.
9. Please explain how you applied the guidance in paragraph 18 of APB
29 in accounting for your distribution of Solomon stock to your shareholders. Specifically, explain why you have not recorded a gain or loss on the transaction. Also, please revise to classify within your accumulated deficit or explain your basis for classifying it in additional paid-in capital.

Item 13. Exhibits, Financial Statement Schedules, and Reports on
Form
8-K

10. Please revise the section 302 certifications filed to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing. Refer to Management`s Report on
Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for guidance. Please make conforming changes to the Forms
10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Statements of Operations

11. Please disclose to us the nature of the gain on sale of investment of $266,250 for the three months ended March 31, 2004. We note that this amount exceeds the gain for the year per the statement of operations in your Form 10-KSB for the year ended December 31, 2004. In addition, please provide the same information for the gain on sale of investment reported for the three and six months ended June 30, 2004 in your Form 10-QSB for the quarter ended June 30, 2005.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Statements of Operations

12. Please revise the statement of operations for the six months ended June 30, 2004 so that it is mathematically accurate.
Note 3.  Equity Transactions

13. Please tell us how you accounted for each of the equity transactions detailed in your footnote, including any expense amounts recorded in relation to the consideration received in exchange for the issuance of the equity instruments. Refer to 8-10 of SFAS 123.
In your response, please also address how you considered the warrants to purchase shares of Solomon common stock in recording such transactions.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Kevin J. High
Cytation Corporation
November 9, 2005
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